March 17, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Raminpour
Branch Chief

Re:	Lions Gate Entertainment Corp.
Form 10-K for the fiscal year ended March 31, 2015
Filed May 21, 2015
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us,” “our,” or “LGEC”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2015 contained in your letter dated March 10, 2016. For your convenience, we have included your original comment, immediately followed by Lions Gate’s response.

Annual Report on Form 10-K for the Year Ended March 31, 2015

Note 12. Income Taxes, page F-36

Comment 1:     We note from your response to our prior comment 2 that the foreign rate differential reconciling item in fiscal 2015 is primarily driven by the Canadian tax laws, particularly the favorable permanent book-tax difference for certain foreign affiliate dividends. Please revise your disclosure in Note 12 to clearly explain the nature of this significant reconciling item.

Response:

We will revise our disclosure for income taxes to separately identify the foreign affiliate dividends in our tax rate reconciliation and explain that these dividends are not subject to tax pursuant to Canadian tax laws, beginning with our Annual Report on Form 10-K for the fiscal year ended March 31, 2016.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer

cc:	Wayne Levin, Esq.
Adrian Kuzycz, Esq.